                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              WHITTMAN-HART, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   966834103
                              --------------------
                                 (CUSIP Number)


                               USWEB CORPORATION
                              410 TOWNSEND STREET
                        SAN FRANCISCO, CALIFORNIA  94107
                                 (415) 369-6700

                                   Attention:
                                Carolyn V. Aver
              Executive Vice President And Chief Financial Officer

                                with a copy to:

                               Mark Bonham, Esq.
                              Steve Camahort, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                              Palo Alto, CA  94304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 12, 1999
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  966834103

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  NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  USWEB CORPORATION (I.R.S. Employer Identification Number. 870551650)
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  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                          (a) [_]
  N/A                                      (b) [_]
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  SEC USE ONLY
3
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  SOURCE OF FUNDS*
4
  OO
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  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)[_]
5    N/A
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  CITIZENSHIP OR PLACE OF ORGANIZATION
6
  STATE OF DELAWARE
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                    SOLE VOTING POWER
               7    N/A
NUMBER OF

SHARES--------------------------------------------------------------------------
                    SHARED VOTING POWER
BENEFICIALLY   8    12,808,535 (1)

OWNED BY
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EACH                SOLE DISPOSITIVE POWER
               9    N/A
REPORTING

PERSON--------------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
WITH           10   N/A
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        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
11      12,808,535
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        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*
12
        [_]
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        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      20.7% (2)

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        TYPE OF REPORTING PERSON*
14      CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Note (1): As an inducement to USWeb to enter into the Merger Agreement, Mr. Robert Bernard, the Chief Executive Officer and Chairman of the Board of Whittman-Hart, and USWeb entered into a Stockholder Agreement, dated as of December 12, 1999 (the "Stockholder Agreement"). By executing the Stockholder Agreement, Mr. Bernard irrevocably appointed the Board of Directors of USWeb (the "USWeb Board") as his attorney-in-fact and proxy. The proxy gives the USWeb Board the right to vote each of the 12,808,535 shares (the "Shares") of Whittman-Hart Common Stock beneficially owned by Mr. Bernard at any Whittman-Hart stockholders meeting (or grant a written consent in lieu of such meeting) with respect to the Shares in favor of approval of the Merger and the Merger Agreement, including the amendment of Whittman-Hart's Certificate of Incorporation to increase the number of authorized shares to allow for the Merger, and, in general, against any action which is intended to impede or interfere with the transactions contemplated by the Merger Agreement. Mr. Bernard may vote the Shares on all other matters. These shares include shares which Mr. Bernard has the right to acquire within 60 days of December 12, 1999 pursuant to the exercise of stock options held by Mr. Bernard.

Note (2): Based upon 61,784,097 shares of Common Stock of Whittman-Hart, Inc. outstanding as of December 9, 1999.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by USWeb Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

          This statement on Schedule 13D relates to shares of Common Stock of Whittman-Hart, Inc., a Delaware corporation ("Whittman-Hart" or "Issuer"). The principal executive offices of Whittman-Hart are located at 311 South Wacker Drive, Suite 3500, Chicago, Illinois 60606

ITEM 2.  IDENTITY AND BACKGROUND.

          The name of the corporation filing this statement is USWeb Corporation, a Delaware corporation ("USWeb"). USWeb's principal business is to provide Intranet, Extranet and Web site solutions and services to businesses. The address of the principal executive offices of USWeb is 410 Townsend Street, San Francisco, California 94107. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of USWeb's directors and executive officers, as of the date hereof.

          Neither USWeb, nor to USWeb's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). With the exception of Klaus Schwab who is a citizen of Switzerland, each person listed on Schedule A is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No monetary consideration was paid by USWeb to the Issuer or to Mr. Robert Bernard with respect to the Stockholder Agreement (as defined below). The Stockholder Agreement was executed by Mr. Bernard as an inducement for USWeb to enter into the Merger Agreement (as defined below).

ITEM 4.   PURPOSE OF TRANSACTION.

          Pursuant to an Agreement and Plan of Merger dated December 12, 1999, (the "Merger Agreement"), among Whittman-Hart, UniWhale, Inc., a Delaware corporation and wholly owned subsidiary of Whittman-Hart ("Merger Sub") and USWeb, and subject to the conditions set forth therein (including approval by stockholders of USWeb and Whittman-Hart), Merger Sub will merge with and into USWeb and USWeb will become a wholly owned subsidiary of Whittman-Hart (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and USWeb will remain as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of USWeb Common Stock, other than shares owned by Merger Sub, Whittman-Hart or any directly or indirectly wholly owned subsidiary of Whittman-Hart or of USWeb, will be converted into the right to receive 0.865 shares (the "Exchange Ratio") of Whittman-Hart Common Stock. At the effective time of the Merger, each outstanding option or warrant to purchase USWeb Common Stock (each, a "USWeb Option") shall be assumed by Whittman-Hart and each such assumed option shall be converted into and represent an option to purchase the number of Whittman-Hart Common Stock (a "Substitute Option") (rounded down to the nearest full share) determined by multiplying (i) the number of USWeb Common Stock subject to such USWeb Option immediately prior to the effective time of the Merger by (ii) the Exchange Ratio, at an exercise price per share of Whittman-Hart Common Stock (rounded up to the nearest tenth of a cent) equal to the exercise price per share of USWeb Common Stock immediately prior to the effective time of the Merger divided by the Exchange Ratio.

          The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

          As an inducement to USWeb to enter into the Merger Agreement, Mr. Robert Bernard, the Chief Executive Officer and Chairman of the Board of Whittman-Hart, and USWeb entered into a Stockholder Agreement, dated as of December 12, 1999 (the "Stockholder Agreement"). By executing the Stockholder Agreement, Mr. Bernard irrevocably appointed the Board of Directors of USWeb (the "USWeb Board") as his attorney-in-fact and proxy. The proxy gives the USWeb Board the right to vote each of the 12,808,535 shares (the "Shares") of Whittman-Hart Common Stock beneficially owned by Mr. Bernard at any Whittman-Hart stockholders meeting (or grant a written consent in lieu of such meeting) with respect to the Shares in favor of approval of the Merger and the Merger Agreement, including the amendment of Whittman-Hart's Certificate of Incorporation to increase the number of authorized shares to allow for the Merger, and, in general, against any action which is intended to impede or interfere with the transactions contemplated by the Merger Agreement. Mr. Bernard may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

          The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreement included as Exhibit 2 to this
Schedule 13D and incorporated herein in its entirety by reference.

          Upon consummation of the Merger, the Board of Directors of Whittman-Hart will take all actions within its power to cause the Board of Directors of Whittman-Hart, effective upon the Effective Time, to consist of nine (9) persons, four (4) of whom shall have served on the Board of Directors of Whittman-Hart ("Whittman-Hart Directors") immediately prior to the Effective Time (including the Chief Executive Officer of Whittman-Hart as of the date of the Merger Agreement), and four (4) of whom shall have served on the Board of Directors of USWeb ("USWeb Directors") immediately prior to the Effective Time (including the Chief Executive Officer of USWeb as of the date of the Merger Agreement), and the "New Director." The "New Director" shall be a person who is not a current director or employee of Whittman-Hart or USWeb, and shall be selected by the Chief Executive Officer of Whittman-Hart, with the consent of the Chief Executive Officer of USWeb, which consent cannot be unreasonably withheld or delayed. The first class of directors, with a term expiring at Whittman-Hart's 2000 annual meeting of stockholders, (and such persons shall be nominated for election at such meeting for a term expiring at Whittman-Hart's 2003 annual meeting) shall include one (1) Whittman-Hart Director and one (1) USWeb Director. The second class of directors, with a term expiring at Whittman-Hart's 2001 annual meeting of stockholders, shall include two (2) Whittman-Hart Directors and two (2) USWeb Directors. The third class of directors, with a term expiring at Whittman-Hart's 2002 annual meeting of stockholders, shall include one (1) Whittman-Hart Director, one (1) USWeb Director and the New Director.
If, prior to the Effective Time, any of the Whittman-Hart or the USWeb designees shall decline or be unable to serve as a director of Whittman-Hart, USWeb (if such person was designated by USWeb) or Whittman-Hart (if such Person was designated by Whittman-Hart) shall designate another person to serve in such person's stead, which person shall be reasonably acceptable to the other party.

          The Chief Executive Officer of USWeb shall be elected non-executive Chairman of Whittman-Hart effective as of the Effective Time. At the Effective Time, the Chief Operating Officer and other key officers of USWeb will be offered positions as Chief Operating Officer and other key offices in Whittman-Hart, respectively. The Chief Executive Officer, Chief Financial Officer and other key management personnel of Whittman-Hart shall remain in such positions after the Effective Time.

          At the Effective Time, Whittman-Hart shall change its name to a new name to be agreed upon by Whittman-Hart and USWeb, subject to the approval of such change in Whittman-Hart's Certificate of Incorporation by its stockholders.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          As a result of the Stockholder Agreement, USWeb may be deemed to be the beneficial owner of 12,808,535 shares of Whittman-Hart Common Stock which represents 20.7% of the issued and outstanding shares of Whittman-Hart Common Stock (based upon the issued and outstanding shares as of December 9, 1999).

          USWeb has shared voting power of all 12,808,535 of the shares subject to the Stockholder Agreement for the limited purposes described above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the Merger Agreement and Stockholder Agreement, to the knowledge of USWeb, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Whittman-Hart, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Each of the persons listed in Schedule A is expected to execute an agreement prior to the Effective Time with Whittman-Hart restricting sales or dispositions of Whittman-Hart Common Stock, other than in accordance with the Securities Act of 1933 or the rules promulgated thereunder.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

      The following documents are filed as exhibits:

      1. Agreement and Plan of Merger, dated December 12, 1999, by and among Whittman-Hart, Merger Sub, and USWeb.

      2. Stockholder Agreement, dated December 12, 1999, by and between USWeb and Mr. Robert Bernard.

                                  Schedule A
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               USWEB CORPORATION

                              Present Principal Occupation Including
Name and Title                Name of Employer
--------------------------------------------------------------------------------
Robert Shaw                                       USWeb Corporation
Chief Executive Officer and Director              410 Townsend Street
                                                  San Francisco, CA  94107

Mark Kvamme                                       Sequoia Capital
Chairman of the Board                             3000 Sand Hill Road
                                                  Bldg. 4, Suite 280
                                                  Menlo Park, CA  94025

Carolyn Aver                                      USWeb Corporation
Executive Vice President and Chief Financial      410 Townsend Street
 Officer                                          San Francisco, CA  94107


Robert Clarkson                                   USWeb Corporation
Chief Operating Officer                           410 Townsend Street
                                                  San Francisco, CA  94107

Richard Evans                                     USWeb Corporation
Senior Vice President of Human Resources          410 Townsend Street
                                                  San Francisco, CA  94107

Robert Hoff                                       General Partner
Director                                          Crosspoint Ventures Partners
                                                  18552 MacArthur Boulevard,Suite 400
                                                  Irvine, CA  92612

Joseph Marengi                                    Senior Vice President
Director                                          Dell Computer
                                                  One Dell Way
                                                  Round Rock, TX  78682

Klaus Schwab                                      Professor
Director                                          70, Chemin de Ruth
                                                  CH-1223 Cologny/Geneva
                                                  Switzerland

Peter Sealey                                      General Partner
Director                                          The Los Altos Group, Inc.
                                                  P.O. Box 1360
                                                  Los Altos, CA  94023-1360

Tom Steiner                                       9 West 57th Street
President and Director                            15th Floor
                                                  New York, NY  10019

John R. Torell III                                Chairman, Torell Management, Inc.
Director                                          767 Fifth Avenue
                                                  New York, NY  10153



                                   SIGNATURE
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1999

                                          USWEB CORPORATION



                                          By: /s/ Carolyn V. Aver
                                          --------------------------------
                                          Carolyn V. Aver
                                          Executive Vice President and
                                          Chief Financial Officer